Syndax Pharmaceuticals, Inc.

Building D, Floor 3

35 Gatehouse Drive

Waltham, Massachusetts 02451

March 24, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C 20549

Application for Withdrawal of Registration Statement on Form S-3 (File No. 333-254574)

Ladies and Gentlemen:

Syndax Pharmaceutics, Inc., a Delaware corporation (the “Company”), hereby requests that its Registration Statement on Form S-3 (File No. 333-254574), originally filed with the Securities and Exchange Commission (the “Commission”) on March 22, 2021 (the “Registration Statement”), together with all exhibits thereto, be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”).

The Company is requesting withdrawal of the Registration Statement because of a filing error relating to the EDGAR coding. The Registration Statement was incorrectly coded and filed as an “S-3,” whereas the Company intended the Registration Statement to be filed with the Commission with the code “S-3ASR.” The Company filed a new registration statement with the code “S-3ASR” (the “New Registration Statement”) on March 24, 2021. The Registration Statement was not declared effective by the Commission, and no securities were sold pursuant to the Registration Statement.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the initial filing of the Registration Statement be credited for use in connection with the filing of the New Registration Statement and, to the extent applicable, future filings.

If you have any questions regarding the foregoing application for withdrawal, please telephone Luke J. Albrecht, General Counsel and Secretary of the Company, at (781) 419-1400.

Very truly yours,

Syndax Pharmaceuticals, Inc.

By:	/s/ Luke J. Albrecht
Luke J. Albrecht
General Counsel and Secretary